Exhibit(a)(5)(J)

Andromeda Acquisition Corp. Announces Closing of

Galaxy Nutritional Foods Tender Offer

GREENWICH, Conn., May 29 /PRNewswire/ — Andromeda Acquisition Corp. (“Purchaser”) today announced the expiration of the subsequent offering period and the completion of its cash tender offer to purchase all of the outstanding shares of common stock of Galaxy Nutritional Foods, Inc. (OTC Bulletin Board: GXYF) (the “Company”). The subsequent offering period expired at 5:00 p.m., Eastern time, on May 28, 2009.

Based upon a preliminary tally by Continental Stock Transfer & Trust Company, the depositary for the tender offer, approximately 9.9 million shares had been validly tendered by the May 28, 2009 expiration date and time. The shares validly tendered in the tender offer, when combined with the shares already owned by Mill Road Capital, L.P. and Galaxy Partners, L.L.C., affiliates of Purchaser, total approximately 24.3 million, or approximately 90% of the Company’s outstanding common stock as of February 10, 2009. Purchaser has accepted for payment all validly tendered and not withdrawn shares and has made payment to the depositary for all accepted shares.

CONTACT: MacKenzie Partners, Inc. for Andromeda Acquisition Corp., +1-212-929-5500, or +1-800-322-2885